AB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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12011824

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 42836

*AB 3/6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. And Street)

GREENWICH,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CHP 3/15

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CONNECTICUT)
) ss. Greenwich February 6, 2012
COUNTY OF FAIRFIELD)

Signature

PRESIDENT & CEO
Title

Notary Public

Philip H. Bartels
Notary Public
My Commission Expires: 11/30/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCP SECURITIES, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

BCP SECURITIES, LLC & SUBSIDIARIES

CONSOLIDATED STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, LLP

New York, New York
February 22, 2012

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents		$ 5,001,053
Due from brokers		3,034,929
Securities owned, at fair value		5,879,418
Furniture, equipment and leasehold improvements	$ 1,124,398	
Less: accumulated depreciation and amortization	(717,461)	406,937
Security deposit and other assets		1,209,133
TOTAL ASSETS		$ 15,531,470

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other liabilities	$ 2,082,534
Securities sold, not yet purchased, at fair value	3,142,557
TOTAL LIABILITIES	5,225,091
Members' capital	10,306,379
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 15,531,470

The accompanying notes are an integral part of this consolidated financial statement.

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2011, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from these brokers.

The Company has two wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain) and BCP Securities Asia Pte Ltd. (Singapore), (the "Subsidiaries"). The Subsidiaries operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold, but not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books and records.

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability.

All transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. There were no transfers between levels during the year.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2011. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 40,807	$ -	$ -	$ 40,807
US Treasury bills	1,449,988	-	-	1,449,988
Sovereign government bonds	1,041,737	-	-	1,041,737
Corporate bonds	-	4,506,751	-	4,506,751
Foreign municipality bonds	-	110,959	-	110,959
Investment in affiliated private equity fund	-	-	179,164	179,164
Total	$ 2,532,532	$ 4,617,710	$179,164	$ 7,329,406
% of Total	34.56%	63.00%	2.44%	100%

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$ (1,438,467)	$ -	$ -	$ (1,438,467)
Sovereign government bonds	(1,042,765)	-	-	(1,042,765)
Corporate Bonds	-	(603,548)	-	(603,548)
Foreign municipality bonds	-	(57,777)	-	(57,777)
Total	$ (2,481,232)	$ (661,325)	$ -	$ (3,142,557)
% of Total	78.96%	21.04%	0%	100%

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2010	$ 188,521
Unrealized gain (loss)	(9,357)
Balance as of December 31, 2011	$ 179,164

NOTE 4. INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Subsidiaries do incur foreign taxes within the jurisdictions that they have operations and are reflected in the consolidated financial statements.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 5. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2011 in the amount of approximately $836,993.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2011, the Company had net capital of $2,834,729 and excess net capital of $2,710,336.

NOTE 7. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 8. COMMITMENTS

The Company extended their lease on its Greenwich, Connecticut office from June 1, 2010 to May 31, 2015. The Company also has a lease on an office in Miami, Florida that was extended in December 2009 for another three years. Future minimum lease payments are as follows:

Year ending December 31,	CT Amount	FL Amount	Total Amount
2012	$ 387,816	$ 42,920	$ 430,736
2013	387,816	-	387,816
2014	387,816	-	387,816
Thereafter	161,590	-	161,590
	$ 1,325,038	$ 42,920	$ 1,367,958

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.